Exhibit 99.1

PV Nano Cell is Targeting Commercial Opportunities in Printed Electronics

Printed Electronics Razor/Razor Blade Business Model with SicrysTM Inks

MIGDAL HA’EMEK, ISRAEL (Accesswire) – January 22, 2018: PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive digital inks, announced today, in cooperation with its partner CPC Solutions Ltd. (“CPC”), the commencement of sales of the first digitally printed products with SicrysTM inks which have been qualified by customers.

CPC Solutions is a turnkey solution provider for Human Machine Interface (HMI) headwear and has been a collaboration partner of PVN Nano Cell for the past couple years. PV Nano Cell’s first beta digital printer was installed in CPC Solutions during 2017. CPC Solutions has identified market needs for digital additive printing and has created a highly qualified target list for commercialization. PV Nano Cell and CPC Solutions are in the final round of system optimization and upgrades in parallel of end user samples and production.

PV Nano Cell Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are very pleased with the cooperation with CPC and its very experienced and high quality team. We are both moving forward in the learning curve to implement digital printing processes to produce mass production products. CPC’s initial products sales successfully being qualified by customers is an extremely positive proof of concept. We are encouraged that this will lead us to achieve our 2018 goals, which is to drive commercialization. We believe our differentiated complete solution is ideal for digital printing of electronics and we are well positioned to take advantage of an increasing amount of opportunities in our targeted markets together with our partners such as CPC Solutions.”

CPC Solutions Ltd. VP Sales & Marketing, Shai Cohen, commented, "CPC’s vision is to be a leader in HMI electronic design & implementation. Digital printing is a focus area to expand our capabilities. We have already started manufacturing some products, which in the past were done by costly technologies. We are receiving positive customers feedback. We are thrilled by the cooperation with PVN, which is opening new alternatives to high volume production of electronic devices through their SicrysTM inks and their Razor/razorblade business model."

CPC Solutions Ltd.

CPC Solutions Ltd. is specialized in the design, engineering and manufacturing of tailor-made HMI solutions for commercial and defense applications. The company strengths include in-house manufacturing capabilities for printed electronics, SMT assembly and electro-mechanical assembly. With more than 30 years of experience in HMI engineering, CPC Solutions is a one-stop partner for HMI hardware. Its full range solutions allow its customers to improve time-to-market, obtain the best overall cost, reduce product cycle time, optimize resources, maintain world-class manufacturing capabilities. With its turnkey services we can offer our customers a competitive advantage in a constantly evolving marketplace where speed, innovation and agility are critical. CPC Solutions' cutting edge, custom HMI designs and assemblies are the face of many leading OEM’s products. For more information, please visit www.cpc-hmi.com

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell's SicrysTM ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. SicrysTM is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. SicrysTM conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer with the recent acquisition of DigiFlex. For more information, please visit: www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investors

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